

September 12, 2006

Mr. Michael J. Killelea
Senior Vice President and General Counsel
Pogo Producing Company
5 Greenway Plaza, Suite 2700
Houston, Texas 77046-0504

> **Re: Pogo Producing Company**
> **Registration Statement on Form S-4**
> **Filed August 25, 2006**
> **File No. 333-136926**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **File No. 01-07792**

Dear Mr. Killelea:

We have limited our review of the above filing to the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that we will not be in a position to declare the pending registration statement effective until all comments have been addressed including the comments we have issued on your Form 10-K for the fiscal year ended December 31, 2005.

Form S-4

General

2.   The staff notes that you are registering the new notes in reliance on the staff's position enunciated in Exxon Capital Holdings Corporation, SEC no-action letter (available April 13, 1989); Morgan Stanley & Co. Incorporated, SEC no-action letter (available June 5, 1991) regarding resales; and Shearman & Sterling, SEC no-action letter (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please provide us with a supplemental letter:

- stating that the issuer is registering the exchange offer in reliance upon these letters, and

- including statements and representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.

We may comment further upon reviewing your response.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sandra Eisen at (202) 551-3864 or, in her absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3640 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Wynn
        S. Eisen
        A. Sifford
        J. Murphy

via facsimile
Stephen A. Massad
Baker Botts L.L.P.
(713) 229-7775